# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clear Secure, Inc., CIK 0001856314
CUSIP: 18467V109
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 85 10th Avenue, 9th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950142-22-000496
Filed by CIK 0001869245

## Reporting persons
- Alclear Investments II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,956,826; shared voting power 0; sole dispositive power 3,956,826; shared dispositive power 0; aggregate amount beneficially owned 3,956,826 (4.2% of the class)
- Cornick Kenneth L.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,956,826; shared voting power 0; sole dispositive power 3,956,826; shared dispositive power 0; aggregate amount beneficially owned 3,956,826 (4.2% of the class)

## Item 1. Issuer
Name of issuer: Clear Secure, Inc.
Address of issuer's principal executive offices: 85 10th Avenue, 9th Floor, New York, New York, 10011

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (each, a "reporting person" and, collectively, the "reporting persons"):

(1) Alclear Investments II, LLC
(2) Kenneth L. Cornick
Address of principal business office or, if none, residence:
The principal business address for each of the reporting persons is:

c/o Alclear Investments II, LLC
85 10th Avenue, 9th Floor
New York, New York 10011
Citizenship: Alclear Investments II, LLC is a Delaware limited liability company. Mr. Cornick is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Alclear Investments, LLC 3,956,826 (1)(2)
Kenneth L. Cornick 3,956,826 (1)(2)

(1) Represents shares of 3,956,826 Class A common stock, par value $0.00001 per share ("Class A Common Stock"), of Clear Secure, Inc. (the "Issuer") comprised of (x) 190,382 shares of Class A Common Stock directly held by the reporting person and (y) 3,766,444 shares of Class A Common Stock issuable to the reporting person at any time upon the exchange of 3,766,444 non-voting common units of Alclear Holdings, LLC ("Alclear Units" and "Alclear," respectively), together with an equal number of shares of Class C common stock, par value $0.00001 per share ("Class C Common Stock") of the Issuer, on a one-for-one basis.

(2) Pursuant to the terms of the Exchange Agreement, dated June 29, 2021, by and among the Issuer, Alclear and the equityholders of Alclear (including Alclear Investments II, LLC), Alclear Units, together with an equal number of shares of Class C Common Stock, may be exchanged for, at the Issuer's option, (i) shares of Class A Common Stock, as applicable, on a one-for-one basis, or (ii) cash from a substantially concurrent public offering or private sale of shares of Class A Common Stock (based on the market price of the Class A Common Stock in such public offering or private sale). The exchange rights under the Exchange Agreement do not expire.
Percent of class:
Alclear Investments II, LLC 4.2%
Kenneth L. Cornick 4.2%
The percentages are based on 95,330,547 shares of Common Stock outstanding as of July 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed on August 5, 2025.
Sole power to vote or to direct the vote: 3,956,826
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,956,826
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Alclear Investments II, LLC: /s/ Kenneth L. Cornick, Kenneth L. Cornick/Manager (08/14/2025)
- Cornick Kenneth L.: /s/ Kenneth L. Cornick, Kenneth L. Cornick (08/14/2025)